                                              OppenheimerFunds, Inc.
                                            Two World Financial Center
                                          225 Liberty Street, 16th Floor
                                           New York, New York 10281-1008

September 28, 2006

Via Electronic Transmission
Richard Pfordte, Esq.
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

         Re:      Registration Statement on Form N-1A
                  Oppenheimer Real Asset Fund
                  (SEC File Nos. 333-14087; 811-07857)

Dear Messrs. Pfordte and DiStefano:

     We  have  reviewed  your  comments  on  Post-Effective   Amendment  No.  14
("Amendment 14") to the registration  statement on Form N-1A (the  "Registration
Statement")  of the  Oppenheimer  Real  Asset Fund (the  "Fund")  filed with the
Commission  on August 8, 2006.  For your  convenience,  we have included each of your  comments in italics,  followed by our  response.  The captions  used below correspond  to the  captions  the Fund uses in its  Registration  Statement  and
defined  terms  have  the  meanings   defined   therein.   The  Fund  is  filing
Post-Effective  Amendment No. 15 ("Amendment 15") to the Registration Statement,
marked to show changes  from the  disclosure  contained  in  Amendment  14. Page numbers  listed in our  responses  below refer to page  numbers in the Amendment
15 courtesy copies of the Prospectus, SAI and Part C provided to you separately.
We are also filing a request for acceleration of the effectiveness of Amendments
14 and 15.

General

     1.  Explain  why the  Fund's  transfer  of up to 25% of its  assets  to the
Subsidiary would not constitute a "reorganization"  requiring a shareholder vote under state law.

     The Fund's Declaration of Trust specifically permits the creation, "without the vote or  consent of  Shareholders,"  of "one or more  corporations,  trusts, partnerships,  limited liability companies, associations, or other organization, under the laws of any  jurisdiction,  to take over all or a portion of the Trust property . . . or to carry on any business in which the Trust shall  directly or indirectly  have any interest."  Massachusetts  counsel has also confirmed that, under  Massachusetts law, these  transactions  would not otherwise  constitute a reorganization or require a shareholder vote.

     2.  Explain  why the sale of shares of the Fund  would  not  constitute  an indirect distribution of shares of the Subsidiary.

     The sale of the Fund's shares in the U.S. will not  constitute an indirect distribution  of the  shares  of the  Subsidiary.  The  Fund  will  be the  only shareholder of the Subsidiary,  and the Subsidiary's  shares will not be offered for  sale or  otherwise  marketed  to  other  investors.  We are not  aware of a provision of the federal  securities laws, or any Commission or Commission staff interpretation thereunder,  that would suggest that the shares of a wholly-owned subsidiary  comprising  less than 25% of a registered  investment  company's net assets are  considered to be  indirectly  offered or  distributed  to the public solely by virtue of an offering of the investment company's shares. Anecdotally, we note that many public  operating  companies have multiple  subsidiaries,  the shares  of  which  are  not  required  to be  separately  registered  under  the
Securities  Act of 1933, as amended (the  "Securities  Act").  In addition,  the
Commission  staff,  on  several  occasions,  has  provided  no-action  relief to registrants  that  proposed  to  invest  in a  wholly-owned  investment  company subsidiary organized in a non-U.S. jurisdiction.(1) In these letters, applicants sought and received no-action assurance that the registered fund's investment in a foreign,  wholly-owned,  unregistered  investment company subsidiary would not constitute an indirect offering of the foreign investment  company  subsidiary's shares in violation of Section 7(d) of the  Investment  Company Act of 1940,  as
amended (the  "Investment  Company Act"). We believe that the no-action  letters with respect to Section 7(d) support the conclusion  that the Fund's  investment in  the  Subsidiary  does  not  result  in  the  indirect  distribution  of  the
Subsidiary's shares.

     The Fund and the Subsidiary have agreed that the Subsidiary will be subject to  certain  provisions  of  the  Investment  Company  Act  and  the  Rules  and
Regulations  thereunder  as  reflected  in  the  Fund's  Prospectus  &  SAI.
Additionally,  the Fund has included in the Prospectus all information about the
Subsidiary   necessary  to  inform  shareholders  about  the  operation  of  the
Subsidiary and additional risks of the Subsidiary.  The staff has requested, and the Fund has agreed,  to require the  directors  of the  Subsidiary  to sign the registration statement of the Fund.

     Section  48(a) of the  Investment  Company  Act, in essence,  prohibits  an investment  company from doing  indirectly  what it cannot do directly under the federal  securities  laws.  The  Commission  staff has stated that a transaction falls within Section 48(a) if the  transaction is a "sham" or is effected for no other  purposes than evading the  Investment  Company  Act,(2) or if there is no
"legitimate business reason" for the transaction.(3) Consequently,  although the shares of capital stock of the Subsidiary are not directly being  distributed to the public,  if the Fund's  investment in the Subsidiary were viewed as a "sham"
or without a  "legitimate  business  reason," it could be argued that the Fund's investment in the  Subsidiary  indirectly  resulted in the  distribution  of the
Subsidiary's  shares.  As  discussed  below,  the Fund has  legitimate  business reasons for investing in the Subsidiary. Consequently, we do not believe Section
48(a) would apply to transform the Fund's  investment in the Subsidiary  into an indirect distribution of the Subsidiary's shares.

     3. Please  provide a copy of the private  letter  ruling from the  Internal
Revenue Service with regard to the Fund and the Subsidiary.

     A copy of the private letter ruling has been provided supplementally.

     4. Confirm that,  although the  Subsidiary  is not a registered  investment company,  it will comply with the provisions of the Investment  Company Act with regard to its fee structure,  liquidity and leverage limits and other investment policies,  and  that it will  follow  the  same  accounting  rules  and  pricing procedures  and  that its  assets  will be held by the  same  custodian  and its financial  statements will be audited by the same independent  registered public accounting firm as the Fund.

     We confirm  that the  Subsidiary  will  comply with the  provisions  of the
Investment Company Act with regard to its fee structure,  liquidity and leverage limits,  and its other investment  policies and  restrictions,  and that it will follow the same accounting rules and pricing  procedures as the Fund. We further confirm that its assets will be held by the Fund's  custodian  and its financial statements will be audited by the same independent  registered public accounting firm as the  Fund's.  Disclosure  summarizing  the above  has been  added to the
Prospectus (on pages 24 and 27) and to the SAI (on pages 3, 36,  40, 62 and 65)
and as an  undertaking  on page C-30 of Part C. The advisory and other  material agreements of the Subsidiary are being filed as exhibits to Amendment 15.

     5. Explain  whether the Subsidiary  will be able to increase its management fee,  and thereby  increase the  indirect  expenses to the Fund's  shareholders, without a vote of the Fund's shareholders.

     The Fund and the Subsidiary have undertaken to comply with the requirements of Section  15(c) of the  Investment  Company Act with  respect to the  advisory agreement of the Subsidiary.  Therefore the advisory agreement of the Subsidiary will be subject to annual review and approval by the Fund's Board of Trustees as part of the Board's  review and approval of the Fund's own  advisory  agreement.
Additionally,  the advisory  agreement of the  Subsidiary is the same as that of the Fund in all  material  respects  except that it provides  that if the Fund's advisory agreement is terminated,  the Subsidiary's advisory agreement will also terminate.  The Manager has undertaken to seek shareholder approval prior to any increase in the advisory  fees of the  Subsidiary  that would impose  additional costs on the Fund and the Fund's  shareholders  will have the ability to vote to terminate the advisory  agreement of the Subsidiary to the same extent that they have the ability to vote to terminate the advisory  agreement of the Fund.  This information  is included on pages 24 of the  Prospectus and as an undertaking on
Page C-30 of Part C.

     6. Will  information  about the  Subsidiary's  expenses  be included in the
Fund's registration statement and shareholder reports?

     Yes. The Fund  intends to provide  information  in the Fund's  registration statement,  and the amendments  thereto,  and in the Fund's shareholder  reports regarding the expenses of the Subsidiary that are indirectly  borne by the Fund.
That information will include the Subsidiary's  expense ratio and its payment of brokerage  commissions.  In  addition,  the Fund will  include the  Subsidiary's financial  statements in its annual reports (which will include the full audited financial  statement of the  Subsidiary)  and  semi-annual  reports  (which will
include  unaudited   financial   statements  of  the  Subsidiary)   provided  to
shareholders,  which reports are also available to shareholders of the Fund upon request,  as stated on page 24 of the  Prospectus  and as an undertaking on page
C-30 of Part C. No financial statements for the Subsidiary are available at this time;  however,  they will be filed with the Fund's annual report for its fiscal year ended August 31, 2006.

     7. Is the Fund's  investment  in the shares of the  Subsidiary  an illiquid investment?

     No, the Subsidiary will provide the Fund with daily liquidity.

     8. Are either the Fund or the  Subsidiary  required to be  registered  as a
Commodity Pool Operator or a Commodity Trading Advisor?

     Neither  the Fund nor the  Subsidiary  is required  to be  registered  as a
Commodity Pool Operator. However,  Oppenheimer Real Asset Management,  Inc., the
sub-advisor  to  the  Fund  and  to  the  Subsidiary,  is  registered  with  the
Commodities Futures Trading Commission as a Commodity Trading Advisor.

     9. Explain  whether the trading and  investment  activities of the Fund and the Subsidiary  will be joint  transactions  for purposes of section 17(d) under the Investment Company Act.

     As  explained  below,  the fact that the  Subsidiary  and the Fund  share a
common  investment   adviser  and  sub-advisor  would  not  constitute  a  joint enterprise  under  Section  17(d)  or  Rule  17d-1.  Additionally,  none  of the self-dealing  abuses that  Section  17(d) and Rule 17d-1 are designed to prevent are present in the Fund's investment in the Subsidiary since the Fund fully owns and controls the Subsidiary and both are ultimately  under the  supervision  and control of the Fund's independent trustees.

     Section 17(d) provides:

     "It shall be unlawful for any affiliated person of or principal underwriter for a registered investment  company...or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered  company, or a company controlled by such registered company, is a  joint  or a  joint  and  several  participant  with  such  person,  principal
underwriter,  or  affiliated   person,  in  contravention  of  such  rules  and
regulations  as the  Commission  may  prescribe  for the  purpose of limiting or preventing  participation  by such  registered or controlled  company on a basis different from or less advantageous than that of such other participant."

     Rule 17d-1(c),  which implements the provisions of Section 17(d), defines a joint  enterprise  as "any  written or oral  plan,  contract,  authorization  or arrangement,  or any  practice or  understanding  concerning  an  enterprise  or undertaking  whereby a registered  investment  company or a  controlled  company thereof and any affiliated person of or a principal  underwriter...have  a joint or a  joint  and  several  participation,  or a  share  in the  profits  of such enterprise or  undertaking,  including,  but not limited to, any stock option or stock  purchase  plan,  but shall not include an  investment  advisory  contract subject to section 15 of the Act."

     We do not  believe  that the Fund's  investment  in the  Subsidiary  or the
Subsidiary's advisory arrangements with the Manager and Sub-Advisor constitute a joint  enterprise for purposes of Rule 17d-1. The Commission and the courts have recognized  that,  for an  arrangement  to be subject to Section  17(d) and Rule
17d-1,  some element of combination or  profit-sharing  motive generally must be present.(4) We do not believe that the proposed arrangements present the element of  combination  or  profit.  In  particular,  we  note  that  the  Manager  has contractually  agreed to waive advisory fees paid by the Fund to the extent that the Subsidiary pays the Manager advisory fees, with a corresponding reduction in the fees received by the Sub-Advisor.  Consequently, neither the Manager nor the
Sub-Advisor will realize any additional benefits from the arrangement. Moreover, all profits of any sort that are earned by the  Subsidiary  will inure solely to the benefit of the Fund, which is the 100% owner of the Subsidiary.

     In addition,  we note that the Commission  staff has previously  considered subsidiary  arrangements  similar  to those  proposed  by the  Fund  and  either provided  no-action relief from Section 17(d) and Rule 17d-1,(5) or did not find it  necessary  to address  whether  Section  17(d) or Rule 17d-1  applied to the proposed arrangements.(6)

10.  Will any other entity or person own shares of the Subsidiary in the future?

     No, the Fund will be the sole shareholder of the Subsidiary. The Subsidiary does not intend to offer its shares to any other person or entity.  Further, the
Fund  does  not  intend  to  make  a  direct  or  indirect  distribution  of the
Subsidiary's  shares.  Any such  distribution  that may occur at any future time would be subject to all  requirements  for the  registration of the Subsidiary's shares.  Disclosure regarding this policy is on page 23 of the Prospectus and as an undertaking on page C-30 of Part C.

11.  Will the Fund invest 80% of its assets in "real assets" or commodities?

     No. The Fund will invest in commodity-linked  derivative  investments which provide investors with exposure to the investment  returns of "real assets" that trade  in  the  commodities  markets  without  investing  directly  in  physical commodities.  The Fund will invest a substantial portion of the Fund's assets in
U.S. government  securities and other debt securities to provide  liquidity and income.  Although  the Fund will not invest  directly  in  commodities,  it will normally provide a very high level of exposure to the commodities market through its use of this  strategy.  The Fund's Board of Trustees will consider  renaming the Fund to more  closely  tie the Fund's  name to its  investment  strategy  of investing  in  commodity-linked  instruments  and its  total  return  investment objective.  We anticipate  that such name change will be reflected in the Fund's annual  update of its  registration  statement  for the Fund's fiscal year ended
August 31, 2006.

Prospectus

     About the Fund - The Fund's Investment  Objective and Principal  Investment
Strategies

What Does the Fund Mainly Invest In?

     12. Define "hybrid instruments," "commodity-linked derivative investments,"
and "structured securities" when those terms are first used.

     We have revised the disclosure to describe more clearly, and to distinguish the types of, instruments in which the Fund invests. In particular, we have made the following revisions:

o Hybrid  instruments:  "Hybrid  instrument"  is  defined  on page 3 of the
Prospectus as "a derivative  instrument that has  characteristics  of a security and of a  commodity-linked  derivative.  Its  value is  linked to the value of a commodity, commodity index or commodity futures contract."

o Commodity-linked derivatives: The Prospectus has been revised to indicate that the Fund may invest  broadly in  derivatives,  including  "commodity-linked derivative  investments."  That term is defined on page 3 of the  Prospectus  to mean hybrid  instruments and futures and options contracts the value of which is linked to a commodity, commodity index, or commodity futures contract.

o Structured securities:  The Prospectus has been revised to delete general references to "structured  securities," and to refer to structured securities as a type of hybrid  instrument  in which the Fund may invest.  Please see pages 12 and 13 of the Prospectus.

13.  Disclose the reasons for the creation of the offshore subsidiary.

     We have added disclosure to this section that the Subsidiary is expected to provide the Fund with exposure to the investment returns of commodities  markets within the limitations of the U.S.  federal tax  requirements  that apply to the
Fund.

     We have also included a more detailed description in the section "About the
Fund's  Investments  - The  Fund's  Principal  Investment  Policies  and Risks -
Investment in Wholly-Owned  Subsidiary." That sections states that "[i]nvestment in the  Subsidiary  is  expected  to  provide  the  Fund  with  exposure  to the commodities  markets within the  limitations of the federal tax  requirements of
Subchapter M of the  Internal  Revenue  Code of 1986,  as amended (the  "Code").
Subchapter M requires,  among other things, that the Fund derive at least 90% of its income from  securities or derived with respect to its business of investing in  securities  (typically  referred  to as  "qualifying  income").  Income from certain of the commodity-linked derivatives in which the Fund invests may not be treated as "qualifying income" for purposes the 90% income requirement. The Fund has received a private  letter ruling from the Internal  Revenue  Service ruling that  income  from the  Fund's  investment  in the  Subsidiary  will  constitute
"qualifying income" for purposes of Subchapter M."

How do the Portfolio Managers Decide What Investments to Buy or Sell?

     14. Add descriptions of the index-linked  and  commodity-linked  securities that the Fund invests in.

     We   have   replaced   references   to   "index-linked    securities"   and
"commodity-linked  securities" with the term "hybrid instruments." We have added the  definition  of  "commodity-linked  derivatives"  noted in our  response  to comment 11 above.

15.  What is the relative proportion of debt securities to hybrid instruments?

     As of August 31,  2006,  the Fund's net  assets  were  approximately  $1.72 billion,  assuming  clearance of all outstanding  trades. Of that amount,  79.4%
consisted  of  debt  securities  and  20.7%  consisted  of  hybrid   instruments
(providing net notional exposure to the commodities  markets of 61.4%). The Fund also has exposure to the commodities  markets through futures  positions that do not have a market value for accounting purposes,  but which provide net notional exposure to the commodities markets of approximately 35.9%. Please note that the combined market value of debt securities and hybrid instruments slightly exceeds
100% of net assets because of the settlement periods for certain transactions.

Main Risks of Investing in the Fund

     16. Will the Fund or the Subsidiary  have high portfolio  turnover?  If so, disclose the risks of high turnover in this section.

     The Fund's portfolio  turnover has been less than 100% for each of its last four fiscal  years,  and it is not  currently  anticipated  that the Fund or the
Subsidiary will have high portfolio turnover. Consequently, we have not included additional portfolio turnover information in the Prospectus.

     17. Does the Fund have any  limitations  on the maturity or duration of the debt instruments it purchases? If so, disclose those limitations.

     The Fund does not have any  policies  limiting  the maturity or duration of the debt securities in which it invests.

     18. In the section "Risks of Leverage," include a more detailed description of leverage risks.

     We have revised the disclosure as requested.

Fees and Expenses of the Fund

     19.  Does the Manager  charge a fee to the  Subsidiary  under the  advisory agreement for that entity? If so, is there a "layering" of fees?

     The Manager does charge a fee to the  Subsidiary  for the management of the
Subsidiary's  portfolio  investments.  However,  this fee does not  result  in a layering of fees because. As stated on pages 12 (in footnote 6 to the fee table)
and 24 of the Prospectus  and page 62 of the SAI, the Manager has  contractually agreed to waive the  management fee it receives from the Fund in an amount equal to the management fee paid to the Manager by the Subsidiary.

The Fund's Principal Investment Policies and Risks

Commodity-Linked Derivative Investments

     20.  Describe the  difference  between the Fund's hybrid  instruments  that qualify for exemption from regulation under the Commodity Exchange Act and those that do not so qualify.

     A  description  of the  characteristics  that  are  necessary  for a hybrid instrument to qualify for exemption from Commodity  Exchange Act  regulations is included  in the second  paragraph  and the bullet  points  following  it in the section "About the Fund's Investments - The Fund's Principal Investment Policies
and Risks - Hybrid Instruments."

Index-Linked and Commodity-Linked "Structured" Securities

21.  Add counter-party risk to this section.

     This  section has been  revised to refer only to "hybrid  instruments"  and lists only the special risks to which  conventional  debt and equity  securities may not be subject. To address the counterparty risk of hybrid  investments,  we have included  discussion of hybrid  instrument  counterparties  in the separate section regarding "Credit Risk" on page 7 of the Prospectus.

22.  Explain how leverage occurs with these instruments and the Fund's limits on leverage.

     The requested  disclosure  has been added to the fourth bullet point in the section "Special Risks of Hybrid  Instruments" on page 6 of the Prospectus,  and to the discussion of in "Risks of Leverage" on page 8 of the Prospectus.

Investment in Wholly-Owned Subsidiary

23.  Add further information regarding the Fund's wholly owned Subsidiary.

     We have provided  additional  disclosure about the operation and management of the Subsidiary in this section, as noted in our response to comment 13 above.

Industry Focus

24.  List the five basic commodity sectors of the Goldman Sachs Commodity Index
(GSCI).

     We have included the requested disclosure in this section.

Investments by "Funds of Funds"

     25.  Will the  "funds-of-funds"  that  invest in the Fund be subject to the
Fund's 2% redemption fee?

     The  funds-of-funds  that  invest  in the Fund will not be  subject  to the
Fund's 2% redemption fee. Those funds are subject to asset  allocation  policies and will engage in periodic "rebalancing." They will not market time the Fund.

About Your Account - How to Buy Shares

At What Price are Shares Sold? - Net Asset Value

     26. In calculating the entities' net asset values,  will the investments of the Fund and the Subsidiary be "marked-to-market"?

     Both the Fund and the  Subsidiary  "mark to market" their  investments  for purposes of calculating their net asset values. We have added disclosure to this section regarding that policy on page 27 of the Prospectus.

Buying Through a Dealer

     27. If a shareholder submits a purchase request to his or her dealer before
4:00 pm but the dealer  does not place the order  until  after 5:00 pm, will the investor's purchase or sale be valued at the day's net asset value?

     Orders  placed by an investor  before the Fund's 4:00 pm cut-off  time will receive the day's net asset value.  We have revised our disclosure on page 27 of the Prospectus to clarify that policy.

Statement of Additional Information

About the Fund - Additional Information About the Fund's Investment Policies and
Risks

The Fund's Investment Policies

     28. Include the  information  regarding the five  principal  sectors of the
Goldman Sachs Commodity Index in the Prospectus, as appropriate.

     This disclosure has been added to the Prospectus,  as noted in our response to comment number 23, above..

Investment in Wholly-Owned Subsidiary

     29. Include the information in this section in the Prospectus sections "How the Fund Invests" and "Main Risks of the Fund," as appropriate.

     This disclosure has been added to the Prospectus, as requested.

Investments in Hybrid Instruments

30.  Include the information in these sections in the Prospectus, as appropriate.

     This disclosure has been added to the Prospectus, as requested.

Counterparty Risk

31.  Distinguish the "risks" from the descriptions and policies in this section.

     This disclosure has been revised, as requested.

Commodity Futures Contracts

     32. Include additional  information about Commodity Futures Contract in the discussion of these instruments in the Prospectus as appropriate.

     This disclosure has been added to the Prospectus, as requested.

Options

     33. Please add disclosure to the Prospectus  regarding the following  types of investments: OTC options, exchange traded options, swaps, options on swaps

     Disclosure has been added to the Prospectus, as requested.

Leverage

     34. Add the  appropriate  information  from this section to the Prospectus.
Supplementally quantify the Fund's anticipated use of leverage.

     This disclosure has been added to the Prospectus, as requested.

     The Fund typically seeks to provide dollar-for-dollar  investment exposure.
Consequently,  the  Fund's  portfolio,  in  the  aggregate,  is  not  leveraged.
Individual  investments may create economic leverage, but the Fund complies, and the Subsidiary  will comply,  with Section 18 of the Investment  Company Act and
Commission and Commission staff  requirements  relating to asset segregation and other methods designed to reduce the leverage of any one instrument.

Other Investment Techniques and Strategies

Foreign Securities

     35. Add information  regarding foreign  securities from this section to the
Prospectus.

     This disclosure has been added to the Prospectus, as requested.

Special Risks of Emerging Markets

     36. Add information  regarding foreign  securities from this section to the
Prospectus.

     This disclosure has been added to the Prospectus, as requested.

Loans of Portfolio Securities

     37. Add information  regarding foreign  securities from this section to the
Prospectus.

     This disclosure has been added to the Prospectus, as requested.

Other Investment Restrictions - What Are "Fundamental Policies?"

Does the Fund Have Additional Fundamental Policies?

     38.  Include  the  Fund's  concentration  policies  in the  section  of the
Prospectus that responds to Item 2 of Form N-1A.

     The Fund's  concentration  policies  have been added to the section "How do the  Portfolio  Managers  Decide  What  Investments  to  Buy  or  Sell?"  in the
Prospectus, as requested.

Appendix D

     39. Summarize this disclosure  regarding  Qualifying Hybrid  Investments in the Prospectus.

     This disclosure has been summarized in the section "Hybrid  Instruments" in the Prospectus, as requested.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

     Please direct any questions you may have  regarding the draft  amendment or this letter to:

                                 Nancy S. Vann
                                 Vice President and Assistant Counsel
                                 Tel: (212) 323-5089
                                 Fax: (212) 321-4071
                                 nvann@oppenheimerfunds.com

                                                    Sincerely,

                                                    /s/ Robert Hawkins
                                                    Robert Hawkins
                                                    Assistant Vice President &
                                                    Assistant Counsel
                                                    212.323.5039

cc:    Board II Board of Trustees
       Myer, Swanson, Adams & Wolf, P.C.
       Bell, Boyd & Lloyd LLC
       Phillip S. Gillespie, Esq.
       Gloria LaFond
       Nancy S. Vann, Esq.
       Robert Zack, Esq.

     (1) Infra footnotes 5 and 6.

     (2) See, e.g.,  Cornish and Carey  Commercial,  Inc., SEC No-Action  Letter
(pub. avail. June 21, 1996) (Section 3(c)(1)).

     (3) See, e.g., Shoreline Fund, L.P., SEC No-Action Letter (pub. avail. Apr.
21, 1994) (Section 3(c)(1)).

     (4) See  Massachusetts  Mutual Life Insurance  Company (pub. avail. June 7,
2000) and SMC Capital,  Inc. (pub. avail.  Sept. 5, 1995) (citing In re Steadman
Security Corp.,  [1974-75  Transfer Binder] Fed. Sec. L. Rep. (CCH)P.  80,038 at
84,848 (Dec. 20, 1974) and SEC v. Talley Industries, Inc., 399 F.2d 396, 403 (2d
Cir. 1968), cert. denied, 393 U.S. 1015 (1969)).

     (5) See The Spain Fund,  Inc.,  SEC No-Act.  Letter  (pub.  avail.  Nov. 2,
1987).  The  incoming  letter  indicated  that a  registered  fund  proposed  to establish a Netherlands entity substantially equivalent to a limited partnership
(the  "Partnership")  of which the fund  would be the sole  general  partner.  A wholly-owned  subsidiary  of the fund (the  "Subsidiary")  would be  established under Netherlands law as a limited liability company with the investment company as the  subsidiary's  sole  shareholder  solely for the purpose of acting as the sole limited partner of the  partnership.  The fund's  investment  adviser would manage the  investments of the  Partnership,  subject to the  supervision of the fund's  board of directors  in the fund's role as general  partner,  without any charge other than the  investment  advisory  fee it would be receiving  from the fund.

     (6) See Templeton  Vietnam  Opportunities  Fund, Inc., SEC No-Action Letter
(pub. avail.  Sept. 10,  1996)(proposing to invest registered fund assets in one or more Vietnamese LLCs, with (a) the fund acquiring 100% of the equity interest in one or more Hong Kong or other  foreign  holding  companies  (each a "Holding
Company"),  each of which would purchase securities of a Vietnamese LLC, and (b)
the fund's investment adviser managing each Holding Company's assets, subject to the  supervision  of the  fund's  board  of  directors);  see  also  South  Asia
Portfolio,   SEC  No-Action  Letter  (pub.  avail.  March  12,   1997)(proposing
arrangement  under  which (a) a  registered  fund would  establish  a  Mauritius limited  life  company,  of which  the fund  would be the sole  shareholder  and through which  investments  in Indian  securities  would be made, and (b) fund's investment  adviser  would  manage the  investments  of the  Mauritius  company, subject to the  supervision of the fund's board of trustees,  without any charge for advisory  services other than the investment  advisory fee received from the fund).